Exhibit 34.3

Report of Independent Registered Public Accounting Firm

First Data Resources, LLC and
REMITCO, LLC

We have examined management’s assertion, included in the accompanying Report of Management on Assessment of Compliance with SEC Regulation AB Servicing Criteria as of and for the period from November 16, 2012 through December 31, 2012, that First Data Resources LLC and its affiliate, REMITCO, LLC (jointly, “First Data” or the “Asserting Party”) complied with the servicing criteria applicable to it under the Securities and Exchange Commission’s Regulation AB Section 229.1122(d) – all servicing criteria except for the criteria set forth in Sections 229.1122(d)(1)(i)-(iv), 1122(d)(2)(i) (except with respect to remittance processing services it provides to customers who are issuers or servicers of asset backed securities transactions and who have requested confirmation of the Asserting Party’s compliance in connection with loan and/or receivables portfolios that include pool assets for asset backed securities issued by Dryrock Issuance Trust (the “Platform”); such services being limited to the opening, listing, and depositing of remittance payments mailed to post office boxes serviced by First Data pursuant to the agreements between First Data and Wells Fargo Bank, N.A. and Barclays Bank Delaware), 1122(d)(2)(ii)-(vii), 1122(d)(3)(i)-(iv), and 1122(d)(4)(i)-(xv). Management is responsible for First Data’s compliance with the servicing criteria. Our responsibility is to express an opinion on management’s assertion about First Data’s compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about First Data’s compliance with the applicable servicing criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of less than all of the individual asset backed transactions and securities that comprise the Platform, testing of less than all of the servicing activities related to the Platform, and determining whether First Data processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by First Data during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by First Data during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on First Data’s compliance with the servicing criteria.

In our opinion, management’s assertion that First Data complied with the aforementioned servicing criteria as of and for the period from November 16, 2012 through December 31, 2012, for the Platform is fairly stated, in all material respects.

                           /s/ Ernst & Young LLP

February 18, 2013
Des Moines, Iowa